Actions Semiconductor Reports Fourth Quarter and Full Year 2013 Results

Fourth Quarter Revenue Up 15.9% Year-Over-Year

ZHUHAI, China, January 27, 2014 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS) (“Actions Semiconductor” or “the Company”), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today reported its financial results for the fourth quarter and year ended December 31, 2013.

All financial results are reported on a U.S. GAAP basis.

Revenue for the fourth quarter of 2013 was $17.6 million, as compared to revenue of $16.9 million for the third quarter of 2013, and $15.2 million for the fourth quarter of 2012.

Revenue for the year ended December 31, 2013 was $69.4 million, compared to $54.3 million for the year ended December 31, 2012.

Net loss attributable to Actions Semiconductor's shareholders for the fourth quarter of 2013 was $0.8 million or $0.012 per basic and diluted American Depositary Share ("ADS"). This compares to net loss attributable to Actions Semiconductor's shareholders of $0.2 million or $0.002 per basic and diluted ADS, for the third quarter of 2013, and a net loss attributable to Actions Semiconductor’s shareholders of $1.7 million or $0.024 per basic and diluted ADS, for the fourth quarter of 2012.

Net income attributable to Actions Semiconductor's shareholders for the year ended December 31, 2013 was $0.1 million or $0.002 per basic and diluted ADS.  This compares to a net loss attributable to Actions Semiconductor's shareholders of $2.2 million or $0.032 per basic and diluted ADS, for the year ended December 31, 2012.

Actions Semiconductor reported gross margin of 22.2% for the fourth quarter of 2013, compared to gross margin of 33.2% for the third quarter of 2013, and 32.1% for the fourth quarter of 2012. The Company ended the fourth quarter with $224.6 million in cash and cash equivalents, together with time deposits, trading securities and marketable securities, current and non-current.

Since the share repurchase program commenced in 2007, the Company has invested approximately $50.4 million in repurchasing its shares. As of December 31, 2013, approximately 22.1 million American Depositary Shares (ADSs) were repurchased.

“The year of 2013 was a critical one for our Company. We achieved top line growth of 28%, above our 25% target, and improved our bottom line. Following the successful introduction of our OWL series product family, we have made good progress in penetrating the white-box tablet market and carving market share. We are also excited about the new growth opportunity brought by wireless connectivity to our traditional multimedia business. During the fourth quarter, our second generation dual-core solution, ATM7021, made further inroads in the low end of the tablet market and our new Bluetooth enabled boombox solutions reached volume shipments,” stated Dr. Zhenyu Zhou, CEO of Actions Semiconductor.

“As we enter 2014, we are targeting full year revenue growth between 20% and 25%. We believe our OWL series product family provides us with the opportunity to gain share in each segment of the tablet market in 2014, as tablet manufacturers continue migrating to dual-core chipsets for their low-end products and accelerate the use of quad-core solutions for their mid- to high-end models. At the same time, we expect our newer wireless connectivity enabled multimedia products such as our Bluetooth boombox solutions to make a meaningful contribution to our revenue.

“We believe, as one of the leading design houses in China, our profitability is directly linked to our ability to maintain technology leadership and provide compelling products at each targeted market segment. In 2014, we will streamline our research and development organization while investing in intellectual property and talent as we seek to enhance our brand image for both multimedia and tablet products,” Dr. Zhou concluded.

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

Based on current market trends, the Company expects revenue in the first quarter of 2014 to be in the range of $12.0 to $13.0 million. This reflects the return to a more traditional seasonal sales pattern compared to the same period last year, when the Company experienced a steep ramp in shipments associated with the introduction of its new tablet SoC solutions.

The first quarter of the year is traditionally the Company’s seasonally slowest quarter due to the Chinese New Year holiday, which causes a slowdown in production by consumer electronics manufacturers in China for approximately three to four weeks.

Conference Call Details

Actions Semiconductor's fourth quarter of fiscal year 2013 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time, on Monday, January 27, 2014. To participate in the live call, analysts and investors should dial 1-877-941-1465 (within U.S.) or 1-480-629-9723 (outside U.S.) at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company's website at www.actions-semi.com. An audio replay of the call will be available to investors through February 6, 2014 by dialing 1-800-406-7325 (within U.S.) or 1-303-590-3030 (outside U.S.) and entering access code 4662006.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the outlook for its dual-core and quad-core solutions in domestic and overseas markets, customer acceptance of the Actions Semiconductor’s new products and corresponding increases in market share, Actions Semiconductor's belief that it is positioned to capture some upside from these trends, and Actions Semiconductor's future expectations with respect to revenue growth. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
eketchmere@compass-ir.com	investor.relations@actions-semi.com
+1-310-528-3031	+86-756-3392353*1018

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED BALANCE SHEET
(in thousands of U.S. dollars)

	At December 31,	At September 30,	At December 31,
	2013	2013	2012
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	53,263	67,884	71,336
Time deposits	27,508	21,453	10,000
Marketable securities	126,607	126,282	130,721
Trading securities	74	75	76
Accounts receivable	5,782	7,294	5,950
Notes receivable	–	37	–
Amount due from a related party	1,301	–	340
Amount due from an equity method investee	38	75	79
Inventories, net of inventory written-down of $1,558, $1,276 and $701 as of December 31, 2013, September 30, 2013 and December 31, 2012, respectively	20,278	25,414	11,979
Prepaid expenses and other current assets	3,972	3,018	4,288
Income tax recoverable	67	79	189
Deferred tax assets	416	466	504
Total current assets	239,306	252,077	235,462

Investments in equity method investees	17,843	17,903	14,329
Other investments	15,648	16,321	16,305
Marketable securities	17,139	–	11,239
Rental deposits	61	66	49
Property, plant and equipment, net	31,896	31,817	32,321
Land use right	1,588	1,584	1,584
Acquired intangible assets, net	12,218	11,101	10,819
Deposit paid for acquisition of intangible assets	145	759	–
Deferred tax assets	99	69	80
TOTAL ASSETS	335,943	331,697	322,188

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	6,016	6,317	8,073
Accrued expenses and other current liabilities	6,127	5,688	8,411
Short-term bank loans	35,500	30,500	20,500
Other liabilities	1,362	2,176	2,056
Income tax payable	49	49	49
Deferred tax liabilities	343	260	534
Total current liabilities	49,397	44,990	39,623

Other liabilities	412	13	13
Payable for acquisition of intangible assets	–	128	603
Deferred tax liabilities	3,589	3,597	3,189
Total liabilities	53,398	48,728	43,428
Equity:
Ordinary shares	1	1	1
Additional paid-in capital	18,882	20,154	20,202
Accumulated other comprehensive income	40,734	39,061	35,751
Retained earnings	222,959	223,784	222,835
Total Actions Semiconductor Co., Ltd. shareholders' equity	282,576	283,000	278,789
Non-controlling interest	(31)	(31)	(29)
Total equity	282,545	282,969	278,760
TOTAL LIABILITIES AND EQUITY	335,943	331,697	322,188

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
(in thousands of U.S. dollars, except number of shares and per share amounts)

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenues:
Third-parties:
System-on-a-chip products	15,095	14,314	64,617	52,356
Semiconductor product testing services	29	28	135	179
	15,124	14,342	64,752	52,535
Related-parties:
System-on-a-chip products	2,451	817	4,639	1,794
Total revenues	17,575	15,159	69,391	54,329
Cost of revenues:
Third-parties:
System-on-a-chip products	(11,567)	(9,697)	(44,324)	(33,814)
Semiconductor product testing services	(13)	(15)	(58)	(100)
	(11,580)	(9,712)	(44,382)	(33,914)
Related-parties:
System-on-a-chip products	(2,094)	(587)	(3,583)	(1,193)
Total cost of revenues	(13,674)	(10,299)	(47,965)	(35,107)
Gross profit	3,901	4,860	21,426	19,222
Other operating income	1,517	136	2,170	896
Operating expenses:
Research and development	(6,086)	(6,195)	(25,995)	(23,739)
General and administrative	(2,547)	(2,660)	(8,764)	(8,573)
Selling and marketing	(614)	(364)	(2,057)	(1,281)
Total operating expenses	(9,247)	(9,219)	(36,816)	(33,593)
Loss from operations	(3,829)	(4,223)	(13,220)	(13,475)
Other income	779	1,674	2,336	1,547
Dividend income from an other investment	0	0	493	0
Fair value change in trading securities	0	0	0	2
Other-than-temporary impairment loss on investments	(681)	(2,543)	(681)	(2,543)
Interest income	3,241	3,257	12,358	13,240
Interest expense	(146)	(63)	(498)	(250)
(Loss) income before income taxes, equity in net (loss) income of equity method investees and non-controlling interest	(636)	(1,898)	788	(1,479)
Income tax (expense) credit	(108)	370	(403)	(772)
Equity in net (loss) income of equity method investees	(82)	(128)	(264)	41
Net (loss) income	(826)	(1,656)	121	(2,210)
Less: Net loss attributable to non-controlling interest	1	1	2	8
Net (loss) income attributable to Actions Semiconductor Co., Ltd. Shareholders	(825)	(1,655)	123	(2,202)

Basic (per share)	(0.002)	(0.004)	0.000	(0.005)

Diluted (per share)	(0.002)	(0.004)	0.000	(0.005)

Basic (per ADS)	(0.012)	(0.024)	0.002	(0.032)
Diluted (per ADS)	(0.012)	(0.024)	0.002	(0.032)

Weighted-average shares used in computation:
Basic	412,162,575	410,209,703	412,103,255	412,706,341
Diluted	412,162,575	410,209,703	425,415,011	412,706,341

Weighted-average ADS used in computation :
Basic	68,693,763	68,368,284	68,683,876	68,784,390
Diluted	68,693,763	68,368,284	70,902,502	68,784,390

Note: Share-based compensation recorded in each
expense classification above is as follows:
Research and development	74	229	347	1,090
General and administrative	25	67	79	312
Selling and marketing	3	12	17	52
Cost of revenues	0	0	49	10

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2013	2013	2012
	(unaudited)	(unaudited)	(audited)
Operating activities:
Net (loss) income	(826)	121	(2,210)
Adjustments to reconcile net (loss) income provided by
Operating activities:
Depreciation of property, plant and equipment	508	2,072	2,290
Amortization of land use right	9	36	36
Amortization of acquired intangible assets	923	3,480	3,056
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China ("PRC")	(846)	(1,068)	(674)
Write down of inventories	282	865	180
Loss on disposal of property, plant and equipment	–	–	5
Share of net loss (income) of equity method investees	82	264	(41)
Share-based compensation	102	492	1,465
Fair value change in trading securities	–	–	(2)
Deferred taxes	94	279	454
Proceeds from disposal of trading securities	–	–	459
Dividend income from an other investment	–	(493)	–
Impairment loss recognised in respect of other investments	681	681	2,543
Changes in operating assets and liabilities:
Accounts receivable	1,525	195	(3,150)
Notes receivable	37	–	–
Amount due from a related party	(1,301)	(961)	(331)
Inventories	5,062	(8,686)	(4,510)
Amount due from an equity method investee	37	41	(14)
Prepaid expenses and other current assets	(930)	5,922	(2,549)
Accounts payable	(330)	(2,198)	3,598
Accrued expenses and other current liabilities	348	(3,051)	(3,526)
Income tax recoverable	13	123	(189)
Income tax payable	1	2	(190)
Rental deposit received (paid)	5	(11)	4
Net cash provided by (used in) operating activities	5,476	(1,895)	(3,296)

Investing activities:
Investment in an equity method investee	–	(3,712)	(1,500)
Proceeds from redemption of marketable securities	13,434	112,966	178,975
Purchase of marketable securities	(30,529)	(113,329)	(132,376)
Proceeds from disposal of property, plant and equipment	25	41	22
Purchase of property, plant and equipment	(340)	(862)	(249)
Purchase of intangible assets	(1,199)	(3,884)	(1,081)
Deposit paid for acquisition of intangible assets	(145)	(904)	–
Increase in time deposits	(5,960)	(17,159)	(10,000)
Net cash (used in) provided by investing activities	(24,714)	(26,843)	33,791

Financing activities:
Proceeds from short-term bank loans	5,000	10,000	8,500
Advance subsidy from local authorities of Zhuhai, the PRC	412	714	299
Proceeds from exercise of share option and restricted stock unit	471	3,041	2,289
Repurchase of ordinary shares	(1,845)	(4,853)	(4,152)
Net cash provided by financing activities	4,038	8,902	6,936

Net (decrease) increase in cash and cash equivalents	(15,200)	(19,836)	37,431

Cash and cash equivalents at the beginning of the period	67,884	71,336	33,207

Effect of exchange rate changes on cash	579	1,763	698
Cash and cash equivalents at the end of the period	53,263	53,263	71,336